[GRAPHIC OMITTED]






[NBD logo]












=============================================
Articles of
Incorporation
and
Bylaws

                                    NBD BANK
                                DETROIT, MICHIGAN
                                 Charter No. 970

       -----------------------------------------------------------------
                            ARTICLES OF INCORPORATION

                            Effective January 1, 1995
       -----------------------------------------------------------------


First.
The name of this Bank shall be NBD Bank.

Second.
The place where the principal office of this Bank is located is in the City of Detroit, Wayne County, State of Michigan.

The Board of Directors shall have the power to change the location of the main office anywhere within the City of Detroit without the approval of the shareholders and shall have the power to establish or change the location of any branch or branches of this Bank to any other location without the approval of the shareholders.

Third.
The purpose of this Bank is to carry on the business of banking pursuant to the Michigan Banking Code of 1969, as amended.

Fourth.
The authorized amount of the capital stock of this Bank shall be 10,000,000 shares of common stock of the par value of $12.50 each. The authorized amount of the capital stock of this Bank may be increased or decreased from time to time in accordance with provisions of the laws of the State of Michigan.

Fifth.
The period for which this Bank is organized is perpetual.

Sixth.
A Director of the Bank shall not be personally liable to the Bank or its shareholders for monetary damages for a breach of fiduciary duty as a Director, except for liability: (a) for any breach of the Director's duty of loyalty to the Bank or its shareholders; (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (c) resulting from a violation of Section 43 of the Michigan Banking Code, as amended; (d) for any transaction from which the Director derived an improper personal benefit; or (e) for any act or omission occurring prior to the date upon which this Article is duly adopted and filed as required by law. If, following approval of this Article by the shareholders, the Michigan Banking Code is amended to authorize corporate action further eliminating or limiting the personal liability of

Directors, then the liability of a Director of the Bank shall be eliminated or limited to the fullest extent permitted by the Michigan Banking Code, as amended. Any repeal, modification or adoption of any provisions in these Articles of Incorporation inconsistent with this Article shall not adversely affect any right or protection of a Director of the Bank existing at the time of such repeal, modification or adoption.

Seventh.
These Articles of Incorporation may be changed or amended at any time by a vote of the shareholders owning a majority of the stock of this Bank in any manner not inconsistent with the provisions of law.